Exhibit 16

Beckstead and Watts, LLP

Certified Public Accountants

2425 W Horizon Ridge Parkway

Henderson, NV 89052

702.257.1984 tel

702.362.0540 fax

May 25, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Sub-Urban Brands, Inc. (formerly DP&D, Inc.) (the “Company”). On May 24, 2006, we were notified that we were dismissed by the Company as principal accountants. We have read the Company’s statements included under Item 4 of its Form 8-K dated May 24, 2006 and we agree with such statements except that we cannot confirm or deny that the appointment of Pohl, McNabola, Berg & Co., LLP was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

Beckstead and Watts, LLP